Interim Report of Foreign Private Issuer



Retail Holdings N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

Dated: December 13, 2005

Exhibit Index to Interim Report

Exhibit No.

1.   Curacao Commercial Register – Excerpt from the Commercial
            Register for Retail Holdings N.V. dated December 5, 2005



Curaçao Commercial Register
Excerpt from the Commercial Register

Registration number: 83676 (0)
Date: December 5, 2005 Time: 11:32:32 AM

In the Commercial Register of the Curaçao Chamber of Commerce & Industry is registered with number 83676 the company with trade name Retail Holdings N.V.

Trade name	Retail Holdings N.V.
Legal form	Limited Liability Company
Official company name	Retail Holdings N.V.
Statutory seat	Curaçao
Date of incorporation	December 21, 1999
Date last amendment	August 30, 2005
Date established	December 21, 1999
Authorized capital	U.S.A. Dollar 210,000.00
Issued capital	U.S.A. Dollar 81,218.68
Paid up capital	U.S.A. Dollar 81,218.68
Fiscal year	The fiscal year is equal to the calendar year
Business address	De Ruyterkade 62
	Curaçao
	Netherlands Antilles
Correspondence address	same as above

Description English

1a. To manufacture, buy, sell and use consumer and other products, including but not limited to sewing produts, household appliances, furniture, motorcycles, automobiles and trucks, and equipment, parts and accessories therefor thoughout the world an dto engage in any business related thereto;

b. To manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;

c. To enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters or credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;

d. To enter into and carry on any financial services business in any country including, but not limited to, consumer and agricultural financing, product financing, motor cycle and automotive financing, leasing, securities dealing, funds management, sale of insurance, and funds remittance, provided, however, that such services may not be of such nature that would require the Company to be subject to the regulatory supervision by the Central Bank of the Netherlands Antilles or any othergovernmental body or other agency of or in the Netherlands Antilles;

e. to undertake, conduct, assist, promote or engage in any research and development;

f. To organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corparation or organization; and to dissolve, liquidate, wind-up or, reorganize, merge or consolidate any such corporation or organization;

g. To invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any all forms, the borrowing of money and the issuance of evidences of indebtedness

therefor, as well as the lending of money;
h. To acquire considerations paid for technical assistance;
i. To invest its assets directly or indirectly in real property in real property, to acquire, own, hire, let, lease, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or other wise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
j. To obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and fromulae, trademerks and other analogous property, from reyalties (including rentals) for the use of industrial, commercial or scientific equipment, and from compensation or other consideration received for technical assistance or services;
k. To establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
l. To guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
m. To borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefor; and
n. to place in trust all or any of its properties, including securities.
2. The corporation is entitled to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Official(s)

1

Function	Statutory director
Title description	Managing Director Class I
Name	Alexander John Johnston
Address	Marylands Road 91
	W9 London
	United Kingdom
Date of birth	April 24, 1964
Place of birth	London
Country of birth	United Kingdom
Nationality	British

2

Function	Statutory director
Title description	Managing Director Class III
Name	Antonio Costa
Address	Rua da Garagem 9-9A
	2795-510 Carnaxide
	Portugal
Date of birth	March 15, 1942
Place of birth	San Sebastiano de Pedreira, Lissabon
Country of birth	Portugal
Nationality	Portugese

3

Function	Statutory director
Title description	Managing Director Class II
Name	Malcolm J. Matthews
Address	Countryside Drive 55
	07901 Summit, NJ
Date of birth	September 9, 1940
Place of birth	West Hampton

Country of birth	United Kingdom
Nationality	British

4

Function	Statutory director
Title description	Managing Director Class III/Chairman of the Board of Directors/President and Chief Executive Officer
Name	Stephen H. Goodman
Address	10 Meeting House Road
	10549 Bedford Corners, NY
	United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American

5

Function	Statutory director
Title description	Managing Director Class II
Name	Stewart M. Kasen
Address	East Square Lane 60
	23233 Richmond, VA
	United States of America
Date of birth	July 19, 1939
Place of birth	New Jersey
Country of birth	United States of America
Nationality	American

6

Function	Proxy holder
Title description	Local Representative
Name	Curaçao Corporation Company N.V.
Address	De Ruyterkade 62
	Curaçao
	Netherlands Antilles
Registration number official	2071

7

Function	Proxy holder
Title description	Vice President
Name	Gavin Walker
Address	Apartment 3B, Haking Mansions, 43 Barker Road
	The Peak
	Hong Kong
Date of birth	August 9, 1969
Place of birth	Kitwe
Country of birth	Zambia
Nationality	British

8

Function	Proxy holder
Title description	Vice President
Name	Hemaka D.S. Amarasuriya
Address	30/15 Park Road
	Colombo 5
	Sri Lanka
Date of birth	November 19, 1943
Place of birth	Colombo
Country of birth	Sri Lanka

Nationality	Sri Lankan

9

Function	Proxy holder
Title description	Vice-President
Name	James Kelly
Address	Sathorn Tai Road, Soi Thiensieng (Soi7) 1/9 Apt. 1001, Sathron Mansion 14
	10120 Sathorn, Bangkok
Date of birth	March 30, 1948
Country of birth	United Kingdom
Nationality	British

10

Function	Proxy holder
Title description	Vice-President & Controller
Name	John Nashmi
Address	Apricot Street 22
	L3T 1C8 Thornhill, Ontario
	Canada
Date of birth	April 28, 1967
Place of birth	Baghdad
Country of birth	Iraq
Nationality	Canadian

11

Function	Proxy holder
Title description	Vice President/Treasurer/Secretary
Name	John P. Cannon
Address	Highland Boulevard 35
	11563 Lynbrook, NY
	United States of America
Date of birth	October 13, 1962
Place of birth	Boston, Massachusetts
Country of birth	United States of America
Nationality	American

12

Function	Proxy holder
Title description	Vice-President
Name	Kamal Shah
Address	Defence Housing Authority
	Karachi
	Pakistan
Date of birth	October 20, 1940
Place of birth	Delhi
Country of birth	Pakistan
Nationality	Pakistanian

13

Function	Proxy holder
Title description	Assistant Secretary
Name	Shirley Chung
Address	Galloway Road 14
	M1E 1W4 Ontario
	Canada
Date of birth	December 3, 1958
Place of birth	Calcutta
Country of birth	India

Nationality	Canadian
14	
Function	Proxy holder
Title description	President and Chief Ex. Off.
Name	Stephen H. Goodman
Address	10 Meeting House Road
	10549 Bedford Corners, NY
	United States of America
Date of birth	May 28, 1944
Place of birth	New York, NY
Country of birth	United States of America
Nationality	American

Only valid if stamped and signed by the Chamber of Commerce.

Curaçao, December 5, 2005
For Excerpt